SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 13, 2013

I. Date, Time and Place: May 13, 2013, at 10:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). II. Attendance: all the members of the Board of Directors of the Company. III. Chairmanship of the meeting: Chairman: Mr. Henrique Constantino, Secretary: Miss. Claudia Karpat. IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass resolutions about the following items: (a) approval of the Financial Statements of the Company for the first quarter of 2013; (b) ratification of the execution of the following agreements by the Company: (i)  Investment Commitment by GA Latin America Investments, LLC. in Smiles S.A.; (ii)  Agreement entered into with G.A. Smiles Participações S.A. for Granting Option to Purchase Shares in Smiles S.A.; and (iii)  Shareholders’ Agreement of Smiles S.A.; (c) granting of guaranty, by the Company, in agreements entered into with its subsidiary, VRG Linhas Aéreas S.A., for aircraft financing; and (d) granting of Options and Restricted Shares relating to the year 2013. VI. Resolutions: After the necessary explanations were provided, and after detailed examination of the Financial Statements and other documents referring to the matters of the agenda, the following resolutions were adopted by unanimous vote: (a) the Financial Statements for the first quarter of 2013, with special review by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”). Accordingly, one copy of the Financial Statements, duly approved and initialed by the Chairman and the Secretary of the meeting, will be filed with the head-office of the Company and disclosed on the due date; (b) after review of item “b” of the Agenda, the members of the Board of Directors of the Company unanimously approved the ratification of the execution of the following documents by the Company: (i)  Investment Commitment by GA Latin America Investments, LLC. in Smiles S.A. (“Smiles”); (ii)  Stock Purchase Option Agreement entered into between the Company, in the capacity of grantor, G.A. Smiles Participações S.A., a corporation with head-office in the city and State of São Paulo, at Rua Renato Paes de Barros, 1017, 15º andar, CEP 04530-001, enrolled with the CNPJ/MF under no. 06.164.253/0001-87 (“General Atlantic”), in the capacity of grantee, and Smiles, in the capacity of intervening/consenting party; and (iii)  Smiles’ Shareholders’ Agreement entered into between the Company, General Atlantic, in the capacity of Smiles’ shareholders, and Smiles, in the capacity of intervening/consenting party; (c) pursuant to the terms of article 16, “I”, of the Bylaws, to approve: (i)  the execution of a Guaranty Agreement (“Guaranty Agreement”), in order to secure the obligations undertaken by its subsidiary, VRG Linhas Aéreas S.A. (“VRG”), through the issue of promissory notes, for the payment of a Boeing 737-800 aircraft, PR-GXE (“Aircraft”); (ii)  execution of a Participation Agreement (“Participation Agreement”), which provides for terms and conditions for the purchase, financing and lease of the respective Aircraft; and (iii)  execution of all the documents related to the financing of the Aircraft, with guaranty granted by the EXIM Bank; and (d)  the granting of (i)  eight hundred and two thousand, two hundred and ninety-six (802,296) Stock Option Plan referring to fiscal year 2013, under the terms of the Long-Term Incentive Plan - Stock Option Plan (“Options”), approved at the Special Shareholders’ Meeting held on October 19, 2012; and (ii)  seven hundred and twenty-four thousand, and eighty-three (724,083) awards, granting the beneficiaries thereof the right to receive Restricted Shares (“Restricted Shares Awards”) referring to fiscal year 2013, under the terms of the Long-Term Incentive Plan – Restricted Shares Plan, approved at the Special Shareholders’ Meeting held on October 19, 2012. The granting date of the Options and Restricted Shares Awards for the beneficiaries of each Plan, for all matters, shall be April 30, 2013 (“Granting Date”), as approved by the People Management and Corporate Governance Committee. VII. Adjournment of the Meeting and Drawing-up of the Minutes: After the floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the necessary time for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a free translation of the original minutes that were drawn-up in the proper book.

1

São Paulo, May 13, 2013.

_________________________ Henrique Constantino Chairman	_____________________________ Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.